Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

June 26, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:           Hatteras Alternative Mutual Funds Trust (the “Trust”)
Hatteras Market Neutral Fund
File Nos. 333- 86348 and 811- 21079

Dear Ms. Hui:

This correspondence responds to the comment we received from you on June 26, 2015 with respect to Post-Effective Amendment No. 63 to the Trust’s Registration Statement on Form N-1A and its series, the Hatteras Market Neutral Fund (the “Fund”). For your convenience, your comment has been reproduced with the response following the comment.
In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm whether the Class C’s one year expense example amount reflects the class’s contingent deferred sales charge (the “CDSC”).

Response:
As disclosed on page 19 of the Prospectus, shareholders will only be subject to the Class C’s CDSC if they redeem their shares within 12 months of purchase. The Trust treats the time period of “within 12 months” as being up to 364 days, and therefore, the one year expense example amount does not reflect the application of a CDSC.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust